





SECURI[TIES AND EXCHANGE COMMI]SSION

12062688

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 19 2012

Washington DC 402

SEC FILE NUMBER
8-52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/11 (MM/DD/YY) AND ENDING 08/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICM Capital Markets Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc M. Drimer (561) 283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W. Palmetto Park Road, Suite 308-N	Boca Raton	FL	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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OATH OR AFFIRMATION

I, Marc M. Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICM Capital Markets Ltd., as of August 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Known personally to me

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


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D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
ICM Capital Markets Ltd.

We have audited the accompanying statement of financial condition of ICM Capital Markets Ltd. as of August 31, 2012, and the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICM Capital Markets Ltd. as of August 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
November 14, 2012

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

ICM CAPITAL MARKETS LTD.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2012

ASSETS

Cash	$	23,804
Due from clearing brokers		70,010
Clearing deposits		100,025
Prepaid expenses		9,531
Loans receivable - related parties, net of $44,447 allowance		229,789
Property and equipment, net of accumulated depreciation of $47,545		11,498
Total assets	$	444,657

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	82,863
Commissions payable		43,333
Taxes Payable		1,875
Loan payable - related party		308,275
Total liabilities		436,346
Shareholders' equity:		
Common stock, $0.001 par value; 40,000 shares authorized 337 shares issued and outstanding		-
Additional Paid-in Capital		848,200
Accumulated deficit		(839,889)
Total shareholders' equity		8,311
Total liabilities and shareholders' equity	$	444,657

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2012

Revenues:	
Commissions	$ 1,197,487
Other income	224,550
Total revenue	1,422,037
Expenses:	
Compensation and benefits	349,533
Clearing costs	182,021
Commissions	719,768
Regulatory fees	66,398
Communication costs	33,802
Professional fees	25,292
Taxes other than income tax	9,371
Travel and entertainment	4,813
Rent	85,000
Bad debt expense	7,520
Depreciation	14,197
Office expense	55,985
Total expenses	1,553,700
Net loss before interest expense and income taxes	(131,663)
Interest expense	17,026
Net loss before income taxes	(148,689)
Income tax expense	-
Net loss	$ (148,689)

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED AUGUST 31, 2012

	Common Stock - $0.001 Par Value		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, August 31, 2011	253	$ -	823,200	$ (691,200)	$ 132,000
Sale of common stock	84	-	25,000	-	25,000
Net loss	-	-	-	(148,689)	(148,689)
Balance, August 31, 2012	337	$ -	$ 848,200	$ (839,889)	$ 8,311

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2012

Cash flows from operating activities:		
Net loss	$	(148,689)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		14,197
Loan payable interest accrual		17,025
Changes in assets and liabilities:		
(Increase) decrease in:		
Due from clearing brokers		121,561
Prepaid expenses		2,040
Increase in:		
Accounts payable and accrued expenses		34,196
Deferred revenue		(9,375)
Commissions and payroll taxes payable		(94,592)
Net cash used in operating activities		(63,637)
Cash flows from investing activities:		
Purchase of property and equipment		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Loans receivable		(8,104)
Proceeds from sale of shares		25,000
Net cash provided by financing activities		16,896
Net decrease in cash		(46,741)
Cash, beginning of year	$	70,545
Cash, end of year	$	23,804
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED AUGUST 31, 2012

Subordinated liabilities at September 1, 2011	$	291,250
Increases:		
Accrued Interest		17,025
Decreases:		-
Subordinated liabilities at August 31, 2012	$	308,275

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED AUGUST 31, 2012

NOTE 1 - DESCRIPTION OF BUSINESS

ICM Capital Markets Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998.

Customer accounts are cleared through Apex Financial Services, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments

We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At August 31, 2012 the Company had net capital of $ 65,768, which was $ $51,629 in excess of its required net capital of $14,139. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.22 to 1.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears all of its proprietary and customer securities transactions through Apex Financial Services, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $70,010 receivable from their clearing organization at August 31, 2012 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $100,025 exists at Apex Financial Services, Inc.

NOTE 5 – PROPERTY AND EQUIPMENT

At August 31, 2012, property and equipment consisted of the following:

	Estimated Life	
Office Furniture	5 Years	$ 19,982
Computer Equipment	3 Years	39,061
		59,043
Less: Accumulated Depreciation		(47,545)
		$ 11,498

For the period ended August 31, 2012, depreciation expense amounted to $14,197.

NOTE 6 – LOANS RECEIVABLE – RELATED PARTIES

At August 31, 2012 gross loans receivable totaled $274,236 which consisted primarily of loans to employees. The Company has set up a $44,447 allowance for doubtful accounts as several of the employees are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables. The loans are non-interest bearing and do not have a maturity date.

NOTE 7 – PREPAID EXPENSES

At August 31, 2012 the Company had prepaid expenses of $9,531 which consisted primarily of a prepaid registration fee to FINRA of approximately $8,000.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, loans, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

ICM CAPITAL MARKETS LTD.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED AUGUST 31, 2012

NOTE 10 – LOAN PAYABLE – RELATED PARTY

On October 15, 2008 the Company entered into a subordinated loan agreement with ICMC Holdings LLC, a related party. ICMC Holdings LLC is a related party through common ownership and management with the Company. The loan which is for the sum of $308,275 including accrued interest, and bears interest at 6% per annum was payable on November 30, 2011. The note was renewed on November 10, 2011 with a new maturity of November 30, 2014. Interest accrued on the loan as of August 31, 2011 totaled $58,275, and is included in the $308,275.

NOTE 11 – COMMITMENTS

On April 1, 2009, the Company entered into a rental agreement with ICMC Holdings LLC, a related party, for office space. Monthly base rental expense under this agreement was approximately $15,000. The agreement was vacated in January 2011, due to fact that the lease held by ICMC Holdings LLC was in default. The firm accrued rent for an additional period for $84,000 which was unpaid due to the default on the lease held by ICM Holdings LLC. This liability was reversed based on advice by our legal counsel. In June 2012, the Company entered into a new rental agreement with Lampert Advisors, LLC, also a related party, for office space. Monthly base rental is approximately $12,000.

NOTE 12 – SHAREHOLDERS' EQUITY

During the fiscal year 2012, the Company sold 84 shares of common stock for $25,000 to a new shareholder.

NOTE 13 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes and had no taxable income for Book purposes or Tax purposes for its year ended August 31, 2012. Accordingly, Management did not record current income tax expense or income tax payable at and for the year ended August 31, 2012.

At August 31, 2012 deferred tax assets included approximately $261,000 from tax net operating loss carry forwards. Management has established a full valuation allowance for its deferred tax asset due to the uncertainty that the deferred tax asset will be realized.

At August 31, 2012 the Company had approximately $652,000 in net operating loss carry forwards available to offset future taxable income. These losses, if unused, will expire through tax years ending August 31, 2032. The availability and use of these losses may be limited in accordance with IRC Section 382 in the event of substantial changes in ownership of the Company.

As of August 31, 2012, tax years ending August 31, 2009, 2010 and 2011 were still open for examination under the statute of limitations. The Company's valuation allowance against its deferred tax assets decreased $49,000 during the year ended August 31, 2012 due to its current year tax loss (increase) offset by an adjustment to its previously estimated net operating losses (decrease).

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 15, 2012, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

In October of 2012, upon FINRA approval, Lampert Advisors, LLC increased its ownership to 90% through the purchase of additional common stock.



SUPPLEMENTARY INFORMATION

ICM CAPITAL MARKETS LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2012

Net capital computation:

Total shareholder's equity	$ 8,311
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	308,275
Total capital and allowable subordinated liabilities	316,586
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment	11,498
Other assets	9,531
Receivables from non customers	229,789
Total non-allowable assets	250,818
Net capital before haircuts on securities positions	65,768
Total haircuts on securities	-
Net capital	65,768
Required minimum capital	14,139
Excess net capital	$ 51,629

Aggregate indebtedness:

Aggregate Indebtedness as included in the Statement of Financial Condition	$ 128,071
plus: Other unrecorded Amount	84,000
	$ 212,071
Ratio of aggregate indebtedness to net capital	3.22 to 1

Reconciliation:

Net capital, per unaudited August 31, 2012 FOCUS report, as filed	$ 56,179
Audit Adjustments	9,589
Net capital, per August 31, 2012 audited report, as filed	$ 65,768

ICM CAPITAL MARKETS LTD.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
AUGUST 31, 2012

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

ICM Capital Markets Ltd. is claiming exemption due to the fact that all customer transactions are cleared through Apex Financial services, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders
ICM Capital Markets Ltd.

In planning and performing our audit of the financial statements of ICM Capital Markets Ltd. (the Company), as of and for the year ended August 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
November 14, 2012



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholders
ICM Capital Markets, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period August 31, 2012, which were agreed to by ICM Capital Markets, Ltd. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended August 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended August 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
November 14, 2012

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

ICM CAPITAL MARKETS LTD.

FINANCIAL STATEMENTS

AUGUST 31, 2012

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